UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-25137

A.  Full title of the plan and the address of the plan, if different from the issuer named below:

Concur Technologies, Inc. 401(k) Plan

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Concur Technologies Inc.
6222 185th Avenue NE
Redmond, WA 98052

REQUIRED INFORMATION
CONCUR TECHNOLOGIES, INC. 401(k) PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

As of December 31, 2001 and 2000, and for the
Year Ended December 31, 2001

REPORT OF INDEPENDENT AUDITORS

Retirement Committee
Concur Technologies, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Concur Technologies, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the same auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Seattle, Washington
June 13, 2002

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2001	2000
ASSETS
Investments	$5,110,407	$5,741,139
Participant contributions receivable	31,879	—

Net assets available for benefits	$5,142,286	$5,741,139

See accompanying notes.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2001

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$129,366
Contributions:
Participants	1,597,671
Participants’ rollovers	182,041

1,779,712

Total additions	1,909,078

Deductions from net assets attributed to:
Net depreciation in fair value of investments	680,257
Benefits paid to participants	1,827,674

Total deductions	2,507,931

Net decrease	(598,853)
Net assets available for benefits:
Beginning of year	5,741,139

End of year	$5,142,286

See accompanying notes.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

1.    Description of the Plan

The following description of the Concur Technologies, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Concur Technologies, Inc. (the “Company”), except nonresident aliens and those employees subject to a collective bargaining agreement. Employees become eligible to participate in the Plan as of their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Plan administrator, appointed by the Company, and the Trustmark system of Charles Schwab is used to maintain the individual investment accounts of each participant. Participants may change their contribution elections or investment allocations with the Trustmark system via the Internet.

Contributions

Participants may elect to defer and contribute up to 20% of their pretax annual compensation, as defined in the Plan document (limited to $10,500 for the year ended December 31, 2001). Participants may also contribute amounts representing rollover distributions from other qualified plans. Company contributions are at the discretion of the Company’s Board of Directors. The Company did not contribute to the Plan during 2001. Upon enrollment, a participant may direct employee and Company contributions in whole percentage increments into any of the Plan’s fund options. Participants may change their investment options at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, Company contributions, if any, forfeitures of unvested balances of terminated participants, and an allocation of Plan earnings. Company contributions and forfeitures are allocated to participants’ accounts based on participants’ compensation compared to overall Company compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested individual account. Participants’ accounts are maintained by Kibble & Prentice (the third-party record keeper).

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

1.    Description of the Plan (continued)

The Plan affords selection from among a spectrum of mutual funds and permits, although it does not encourage, investment in Concur stock. Employees are reminded of the benefits of a diversified portfolio and are encouraged to seek additional information on investment portfolio strategies.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on the number of years of continuous service, as defined by the Plan document. A participant is 100% vested in Company contributions after three years of credited service.

Participant Loans

Subject to the approval of the Plan administrator, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate which is established based on the current prime rate plus 1% at the time of the loan. Principal and interest are paid ratably through monthly payroll deductions and the balance of the loan can be paid in full at any time.

Benefit Payments

Upon retirement, death, or disability, a Plan participant’s account becomes fully vested and the participant may elect to receive a benefit payment. Benefits are generally payable as a lump sum except in the event of a participant’s death, in which case payment to a beneficiary may be deferred for up to five years or may be paid over the beneficiary’s life expectancy. All benefits must be paid or begin to be distributed when a participant reaches age 70 1/2. A participant may also elect to seek a hardship withdrawal as defined in the Plan document in certain cases of financial need. Upon severance of a participant’s employment for reasons other than death, disability, or retirement, the participant may elect to receive a lump-sum benefit payment. The Plan requires that benefits must be paid regardless of election if a participant’s employment is terminated prior to retirement, death, or disability, and the participant’s vested benefit under the Plan is $5,000 or less.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

1.    Description of the Plan (continued)

Administrative Expenses

Administrative expenses are paid by the Plan unless the Company elects to pay such costs. The majority of the Plan’s administrative expenses were paid by the Company in 2001.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.    Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of mutual funds are valued based on quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Common stocks traded on a national securities exchange are valued at the last reputed sales price on the last business day of the Plan year. The fair value of the collective trust fund is based on quoted redemption values on the last business day of the Plan year. The shares of money market funds are valued at cost plus accrued interest, which approximates fair value. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

3.    Investments

Charles Schwab & Co., Inc. (the “Custodian”) holds the Plan’s investments and executes all investment transactions. During the year ended December 31, 2001, the Plan’s investments appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized (Depreciation) Appreciation in Fair Value of Investments
Mutual funds	$(727,300)
Common stock—Concur Technologies, Inc.	37,235
Collective trust fund	9,808

$(680,257)

Investments that represented 5% or more of the fair value of the Plan’s net assets are as follows:

December 31, 2001
Vanguard Index Trust 500 Fund	$1,769,600
Baron Asset Fund	445,548
Columbia International Stock Fund	399,158
Pimco Total Return Fund	387,090
Columbia Common Stock Fund	316,488
Columbia Growth Fund	294,072
Fremont U.S. Micro Cap Fund	290,185

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2000
Vanguard Index Trust 500 Fund	$2,122,061
Baron Asset Fund	609,728
Columbia International Stock Fund	544,558
Schwab Government Money Fund	402,223
Columbia Common Stock Fund	401,578
Alliance Quasar Fund	319,893
Columbia Growth Fund	306,976
Columbia Special Fund	298,175

4.    Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2001	2000
Net assets available for benefits per the financial statements	$5,142,286	$5,741,139
Less: amounts allocated to withdrawn participants	(66,337)	(313,825)

Net assets available for benefits per the Form 5500	$5,075,949	$5,427,314

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31, 2001
Benefits paid to participants per the financial statements	$1,827,674
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2001	66,337
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2000	(313,825)

Benefits paid to participants per Form 5500	$1,580,186

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

5.    Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). However, the Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.

6.    Transactions with Party-in-Interest

Included in investments at December 31, 2001 and 2000 are participant-directed investments in common stock of the Company with an aggregate fair value of $114,006 and $27,696, respectively. Purchases and sales of the common stock of the Company during the year ended December 31, 2001 totaled $66,769 and $15,843, respectively.

Certain Plan investments are shares of mutual funds managed by Charles Schwab. Charles Schwab is the custodian as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN
EIN: 91–1608052, Plan: 001

SUPPLEMENTAL SCHEDULE

SCHEDULE H; LINE 4I—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Schwab Government Money Fund	Money market fund	(1)	$167,813
	Baron Asset Fund	Mutual fund	(1)	445,548
	Columbia Balanced Fund	Mutual fund	(1)	214,823
	Columbia Common Stock Fund	Mutual fund	(1)	316,488
	Columbia Fixed Income Fund	Mutual fund	(1)	149,440
	Columbia Growth Fund	Mutual fund	(1)	294,072
	Columbia International Stock Fund	Mutual fund	(1)	399,158
	Columbia Special Fund	Mutual fund	(1)	201,720
	Fremont U.S. Micro Cap Fund	Mutual fund	(1)	290,185
	Pimco Total Return Fund	Mutual fund	(1)	387,090
	Vanguard Index Trust 500 Fund	Mutual fund	(1)	1,769,600
	Weitz Partner Value Fund	Mutual fund	(1)	78,747
*	Concur Technologies, Inc.	Common stock	(1)	114,006
	Morley Stable Value Fund	Collective trust fund	(1)	214,719
*	Participant Loans	Interest rates ranging from 8% to 10%	—	66,998

				$5,110,407

(1)	Historical cost information is not required because investments are participant-directed.
*	Indicates party-in-interest to the Plan.

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONCUR TECHNOLOGIES INC. 401(K) PLAN (Name of Plan)

By:	/s/ JOHN F. ADAIR
(Signature) John F. Adair Plan Trustee

Date: July 1, 2002

INDEX TO EXHIBITS

Exhibit 23.1	Consent of Ernst & Young LLP